Exhibit 99.1

AuRico Gold Issues an Updated Corporate Presentation

TORONTO, Dec. 15, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it has issued an updated corporate presentation, which is available for viewing and download at the Company's website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 06:30e 15-DEC-14